UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2016

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	0-10140	95-3629339
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

701 North Haven Avenue, Ontario, California		91764
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2.):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR230.425)

[    ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

[    ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[    ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition.*

On October 19, 2016 CVB Financial Corp. issued a press release setting forth the financial results for the quarter ended September 30, 2016, and information relating to our quarterly conference call and webcast. A copy of this press release is attached hereto as Exhibit 99.1 and is being furnished pursuant to this Item 2.02.

Item 8.01	Other Events

The information set forth under the captions “Additional information about the Valley Commerce Bancorp Merger and Where to Find It” and “Participants in the Solicitation” in the press release furnished as Exhibit 99.1 is incorporated by reference in this Item 8.01.

Item 9.01	Financial Statements and Exhibits.*

(d)      Exhibits.

99.1    Press Release, dated October 19, 2016.

*The information in this report (including Exhibit 99.1) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as set forth in Item 8.01 herein and as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP.
(Registrant)

Date: October 20, 2016	By:	/s/E. Allen Nicholson
Executive Vice President and Chief Financial Officer

Exhibit Index

99.1	Press Release, dated October 19, 2016, announcing the financial results of CVB Financial Corp. for the quarter ended September 30, 2016.